Exhibit (a)(1)(H)

CYTODYN INC.

1111 Main Street, Suite 660

Vancouver, Washington 98660

(360) 980-8524

February 28, 2018

To the Holders of the Original Warrants:

This letter is to advise you that, on February 28, 2018, CytoDyn Inc. (“we”) filed with the U.S. Securities Exchange Commission (the “SEC”) an amended Schedule TO (as amended, the “Schedule TO”), a copy of which can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov, with respect to the offer to you, as a holder of certain warrants to purchase our common stock (the “Original Warrants”), to amend and exercise such Original Warrants at a reduced exercise price of $0.50 per share of Common Stock, subject to the terms and conditions set forth in the “Offer to Amend and Exercise Warrants to Purchase Common Stock of CytoDyn Inc.” dated as of November 24, 2017 (as amended, the “Tender Offer”).

This amendment to the Schedule TO extends the expiration date of the Tender Offer from February 28, 2018 at 5:00 p.m. (Eastern Time) until March 23, 2018 at 5:00 p.m. (Eastern Time).

The Offering Materials previously mailed to you on or about November 24, 2017, together with the Schedule TO, as amended, provide information regarding the Tender Offer and how you can participate. We recommend that holders of the Original Warrants review the Schedule TO, as amended, including the exhibits, and the Company’s other materials that have been filed with the SEC and can be accessed electronically on the SEC’s website at www.sec.gov before making a decision on whether to participate in the Tender Offer.

We believe this extension provides holders additional time to review our latest SEC filings and related disclosures and to consider whether to participate in the Tender Offer. Please be advised that if you have already submitted your acceptance and exercise documents, along with payment of the applicable exercise price, all such funds and materials will continue to be held in escrow through the expected expiration date of the Tender Offer, as amended, on March 23, 2018. We appreciate your patience and believe that this extension is in the best interest of all holders.

Thank you for your time in reviewing this opportunity.

Very truly yours,

CYTODYN INC.

By:
Name:	Nader Z. Pourhassan, Ph.D.
Title:	President and Chief Executive Officer